--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               -------------------
                               AMENDMENT NO. 1 TO
                                   SCHEDULE TO
                                 (RULE 14D-100)
                             TENDER OFFER STATEMENT
                 PURSUANT TO SECTION 14(D)(1) OR 13(E)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                               -------------------
                                DATA TRANSMISSION
                               NETWORK COPORATION
                       (NAME OF SUBJECT COMPANY (ISSUER))
                               -------------------

                     VS&A COMMUNICATIONS PARTNERS III, L.P.
                           DTN ACQUISITION CORPORATION
                                  VS&A-DTN, LLC
                      (NAMES OF FILING PERSONS (OFFERORS))
                               -------------------
                         COMMON STOCK, $0.001 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)
                                    238017017
                         (CUSIP NUMBER OF COMMON STOCK)
                                -----------------
                               JONATHAN D. DRUCKER
                                  VS&A-DTN, LLC
                                 350 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 935-4990
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
        RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)
                               -------------------
                                    COPY TO:
                                BERTRAM A. ABRAMS
                               PROSKAUER ROSE LLP
                                  1585 BROADWAY
                            NEW YORK, NEW YORK 10036
                               -------------------
                            CALCULATION OF FILING FEE

  ====================================== =======================================
          TRANSACTION VALUATION*                 AMOUNT OF FILING FEE
  -------------------------------------- ---------------------------------------
              $396,776,724                             $79,355
  ====================================== =======================================
* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 13,681,956 shares of common stock, $0.001 par value (the "Shares"), of Data Transmission Network Corporation, at a price per Share of $29.00 in cash. Such aggregate number of Shares represents all the Shares outstanding on a fully-diluted basis as of March 1, 2000. The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid: $79,355       Filing Party: VS&A Communications
                                                              Partners III, L.P.
                                                             DTN Acquisition
                                                              Corporation
                                                             VS&A-DTN, LLC
         Form or Registration No.: Schedule    TO Date Filed:   March 17, 2000
[  ]     Check  the  box  if  the   filing   relates   solely   to   preliminary
         communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
         [X]   third-party  tender offer subject to Rule 14d-1.
         [ ]   issuer tender offer subject to Rule 13e-4.
         [ ]   going-private transaction subject to Rule 13e-3.
         [X]   amendment to schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

--------------------------------------------------------------------------------

                         AMENDMENT NO. 1 TO SCHEDULE TO

         This Amendment No. 1 amends and supplements the Schedule TO filed with the Securities and Exchange Commission on March 17, 2000 (the "Schedule TO") by VS&A Communications Partners III, L.P., a Delaware corporation ("Parent"), VS&A-DTN, LLC, a Delaware limited liability company and DTN Acquisition Corporation, a Delaware corporation and an indirect subsidiary of Parent. The Schedule TO relates to the offer to purchase all of the outstanding shares of common stock par value $.001 per share (the "Common Stock"), of Data Transmission Network Corporation, a Delaware corporation (the "Shares"), at a purchase price of $29.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 17, 2000 and in the related Letter of Transmittal, copies of which were filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO.


ITEM 12. EXHIBITS.

         The response to Item 12 is amended to add the following exhibit:

         (a)(9) Press Release issued by Parent dated April 17, 2000.

                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: April 17, 2000

                                    DTN ACQUISITION CORPORATION

                                    By:           /S/ Jonathan Drucker
                                       ---------------------------------
                                           NAME:  JONATHAN D. DRUCKER
                                           TITLE: SECRETARY

                                    VS&A-DTN, LLC

                                    By: VS&A COMMUNICATIONS PARTNERS III, L.P.

                                        By: VS&A EQUITIES III, L.L.C.

                                             By:         /S/ Martin I. Visconti
                                                  -----------------------------
                                                  NAME:  MARTIN I. VISCONTI
                                                  TITLE: MANAGING MEMBER


                                        VS&A COMMUNICATIONS PARTNERS III,
                                        L.P.

                                        By: VS&A EQUITIES III, L.L.C.

                                        By:          /S/ Martin I. Visconti
                                                  -----------------------------
                                                  NAME:  MARTIN I. VISCONTI
                                                  TITLE: MANAGING MEMBER

                                  EXHIBIT INDEX

EXHIBIT                                                                 PAGE NO.


(a)(9)  Press Release issued by Parent dated April 17, 2000.

                                                                  Exhibit (a)(9)

Press Release

         New York, NY (April 17, 2000) - VS&A Communications Partners III, L.P. ("VS&A") announced today that it was extending the $29.00 per share cash tender offer made by its indirect subsidiary DTN Acquisition Corporation for all of the issued and outstanding shares of Data Transmission Network Corporation ("DTN") (NASDAQ:DTLN). The tender offer, as extended, will expire at 5:00 p.m., Eastern Standard Time, on April 21, 2000, unless further extended.

         As of the close of business on April 14, 2000, 11,496,298 shares of DTN's common stock, representing approximately 95% of the outstanding shares had been validly tendered in connection with the tender offer. The number of shares tendered satisfies the minimum condition to the offer. However, more time is needed to allow DTN and VS&A to obtain certain required regulatory approvals.

         Headquartered in Omaha, Nebraska, DTN is a leading business-to-business electronic commerce and information services company with more than 1,000 employees in eight locations across the U.S., and approximately 166,000 subscribers throughout the U.S. and Canada. DTN has served professional users in the agriculture, weather, energy and financial services industries since it was founded in 1984. For each of these business sectors, DTN provides its customers with targeted (proprietary and third party) time-sensitive information through a variety of distribution methods including Internet, satellite, leased lines and other technologies.

         Visit the DTN web site for company and investor information at www.dtn.com.

         Since 1987, VS&A Communications Partners has managed three private equity funds, which have acquired more than 20 portfolio companies in the media, communications and information industries. Its third fund, VS&A Communications Partners III, L.P., capitalized at $1.0 billion, is the largest private equity fund dedicated exclusively to investments in the media, communications and information industries. Veronis, Suhler (www.veronissuhler.com) is a leading independent media merchant bank dedicated to the media, communications and information industries. Since its formation in 1981, the firm has acted as a financial advisor across the full spectrum of media industry segments including Broadcasting, Cable & Entertainment; Newspaper Publishing; Consumer Magazines; Business Information Services; Consumer, Professional & Educational Books; Business-to-Business Communications; Specialty Media & Marketing Services; and the Internet.
Contacts:

Data Transmission Network Corporation: 402-390-2328
Brian Larson, CFO
Greg Sloma, President & COO
Joe Urzendowski, Vice President/Operations

VS&A Communications Partners:
Allan Ripp, Ripp & Associates, 212-721-7468
Julie Farin, 212-935-4990